Daleco Resources Corporation

June 3, 2011

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	Comment Letter dated May 24, 2011
Form 10-K – 9/30/10 and Proxy Statement on Schedule 14A -1/28/11
File No. 000-12214

Dear Mr. Schwall

We are in receipt of the above referenced SEC comment letter. As we have a limited staff, we are not able to comply with the requested ten day response time requested your letter.  We request until July 8, 2011 in which to respond to the SEC’s comment letter.

Sincerely,

/s/ Gary J. Novinskie
Gary J. Novinskie
Interim Chief Executive Officer
and President